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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Colorado MEDtech, Inc.

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

19652U 10 4

(Cusip Number)

Amy E. Dahl, Esq.
Gray, Plant, Mooty, Mooty, & Bennet, P.A.
3400 City Center, 33 South Sixth Street
Minneapolis, MN 55402
612-335-7857

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19652U 10 4

1.	Name of Reporting Person: Anthony J. Fant		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

     This Amendment No. 4 to this Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Colorado MEDtech, Inc., a Colorado corporation (“CMED”). The address of the principal executive offices of CMED is 345 S. Francis Street, Unit F, P.O. Box 819 Longmont, CO 80502-0819.

     As reported herein, as of April 5, 2001, Anthony J. Fant no longer owns in excess of 5% of the Common Stock of CMED. As such, this Amendment No. 4 constitutes the final amendment to this Schedule 13D.

Item 2. Identity and Background.

(a)	The filing person’s name is Anthony J. Fant.

(b)	Mr. Fant’s business address is 6385 Old Shady Oak Road, Suite 280, Eden Prairie, MN, 55344.

(c)	Mr. Fant is the Chairman, Chief Executive Officer and President HEI, Inc., a Minnesota corporation that manufactures ultra miniature electronic components in the hearing, medical and communications markets.

(d)	Mr. Fant has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mr. Fant has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Fant is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     Mr. Fant no longer has any plans relating to the acquisition of the Common Stock of CMED or to alternative courses of future action regarding CMED’s operations or management.

     On April 5, 2001, all of the remaining shares of the Common Stock of CMED owned by Mr. Fant were sold for the prices set forth on Schedule A, which is attached hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Transactions in the Common Stock of CMED effected by Mr. Fant during the sixty days prior to April 5, 2001 are described on Schedule A attached hereto and incorporated herein by reference.

(d)	Not applicable.

(e)	The date on which Mr. Fant ceased to be the beneficial owner of more than five percent of the common stock of Colorado MEDtech, Inc. is April 5, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2003	Anthony J. Fant

/s/ Anthony J. Fant

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Schedule of Transactions in the Common Stock of Colorado MEDtech, Inc.

Name	Date Sold	No. of Shares	Price Per Share

Anthony J. Fant	03/30/01	20,000	$3.59413
Anthony J. Fant	03/30/01	13,300	$3.7641
Anthony J. Fant	03/30/01	5,000	$3.7641
Anthony J. Fant	03/30/01	1,700	$3.7641
Anthony J. Fant	04/04/01	8,300	$3.5085
Anthony J. Fant	04/04/01	46,700	$3.5085
Anthony J. Fant	04/05/01	30,000	$3.52
Anthony J. Fant	04/05/01	36,800	$3.50
Anthony J. Fant	04/05/01	32,300	$3.50
Anthony J. Fant	04/05/01	140,000	$3.50
Anthony J. Fant	04/05/01	90,900	$3.50
Anthony J. Fant	04/05/01	89,100	$3.50
Anthony J. Fant	04/05/01	45,000	$3.50
Anthony J. Fant	04/05/01	20,000	$3.50
Anthony J. Fant	04/05/01	42,000	$3.50
Anthony J. Fant	04/05/01	90,000	$3.50
Anthony J. Fant	04/05/01	110,000	$3.50